September 27, 2024

Joel Fruendt
President and Chief Executive Officer
SenesTech, Inc.
23460 N. 19th Ave., Suite 110
Phoenix, Arizona 85027

        Re: SenesTech, Inc.
            Registration Statement on Form S-3
            Filed September 23, 2024
            File No. 333-282286
Dear Joel Fruendt:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Katherine Beck, Esq.